Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, April 7, 2020

FAIRFAX ANNOUNCES ANNUAL MEETING WEBCAST DETAILS

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) has formerly announced that, due to the COVID-19 pandemic, shareholders will not be able to attend in person at its annual meeting commencing 9:30 a.m. Eastern Time on Thursday, April 16, 2020, but that there will be a webcast of the formal annual meeting and a presentation by Prem Watsa, Fairfax’s Chair and CEO, followed by a Q&A session.  Following are instructions on how to access this webcast and to submit questions for the Q&A.

Shareholders are encouraged to access the audio webcast, which may be found at https://www.gowebcasting.com/10598 beginning at 9:15 a.m. Eastern Time on Thursday, April 16, 2020. Alternatively, shareholders may also access the meeting by telephone beginning at such time at (888) 390-0867 (Canada and U.S.) or 1 (212) 547-0141 (International) with the passcode “2675260”.

Questions can be submitted by e-mailing them to FairfaxAGM2020@shareholderservices.ca. The questions will be received by Fairfax’s moderators, Jeff Fenwick, Managing Director, Co-Head of Institutional Equity Research, Cormark Securities Inc. and Jeffrey Stacey, Chairman & CEO, Stacey Muirhead Capital Management Ltd., who will facilitate the Q&A session.

Shareholders are encouraged to vote by proxy in advance of the meeting by one of the methods described in the management proxy circular.  Instructions on voting via proxy can be found in the management proxy circular and the proxy form sent to all shareholders.

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:                                                                  John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946